UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission file number 000-24939

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, California

We have audited the accompanying statement of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Los Angeles, California
June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and 401(k) Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, California

We have audited the accompanying statement of net assets available for benefits of East West Bank Employees 401(k) Savings Plan as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

South Bend, Indiana
June 23, 2015

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investments:
Participant-directed investments — at fair value (Notes 2, 3 and 4)	$186,645,074	$167,331,668
Total investments	186,645,074	167,331,668
Receivables:
Notes receivable from participants	2,147,563	1,941,728
Participant contributions	381,192	2,407
Employer contributions	181,141	1,589
Total receivables	2,709,896	1,945,724
Total assets	189,354,970	169,277,392
LIABILITIES	—	—
NET ASSETS, REFLECTING ALL INVESTMENTS AT FAIR VALUE	189,354,970	169,277,392
NET ASSETS AVAILABLE FOR BENEFITS	$189,354,970	$169,277,392

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments (Note 4)	$1,750,291
Dividend and interest income	2,931,199
Net investment income	4,681,490
Other income:
Interest income on notes receivable from participants	86,937
Other income	86,937
Contributions:
Participant	15,377,549
Participant rollover	1,869,769
Employer, net of forfeitures	6,260,169
Total contributions	23,507,487
Total additions	28,275,914
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid	8,110,158
Administrative expenses	88,178
Total deductions	8,198,336
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	20,077,578
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	169,277,392
End of year	$189,354,970

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF THE PLAN
The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more extensive description of the Plan’s provisions.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”) and East West Insurance Services, Inc. (“EWIS”). East West Bank and EWIS are wholly owned subsidiaries of East West Bancorp, Inc. The Plan is administered by East West Bank’s 401(k) Committee appointed by the Board of Directors of the Bank. Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986 and was restated on January 1, 2016. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — Eligible employees may participate in the Plan as of the first day of the first calendar month after the date the employee completes three months of service with the Bank or EWIS and attains the age of 18 years. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participant elects another rate, including 0%. Plan participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate portfolio mix available under GoalMaker®, a computer asset allocation program available to the Plan participants. Roth 401(k) investment option is also available to participants.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $18,000 and $17,500 in 2015 and 2014, respectively). Plan participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. Effective April 1, 2014, the Bank and EWIS match 75 cents for each $1 contributed by Plan participants, up to 6% of the Plan participant’s deferred compensation. Plan participants who are age 50 or older may also elect to contribute an additional $6,000 and $5,500 to the Plan in 2015 and 2014, respectively. Plan participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan.

Investments — Plan participants direct and allocate the investments of their contributions into various investment options offered by the Plan.

Vesting, Benefits, and Benefits Payable — Plan participants are 100% vested in their contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transferred from another plan, and in each case, the earnings thereon. Plan participants become vested in the matching contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year such that the Plan participants become 100% vested after five years of credited service.

Benefits are recorded when paid. If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment in cash or in property. If the Plan participant’s vested account is greater than $1,000 and not exceeding $5,000 and the participant has not made a distribution election, the Plan will automatically roll over the Plan participant’s distribution to an individual retirement account (“IRA”) designated under the Plan. However, if the value of the Plan participant’s vested account is in excess of $5,000, the Plan participant may elect to (1) receive a lump-sum distribution in cash or in property or (2) receive installments over a period no more than the participant’s assumed life expectancy. At December 31, 2015 and 2014, no amounts were owed to terminated participants who had elected to withdraw their benefits.

Forfeited Accounts — At December 31, 2015 and 2014, forfeited nonvested accounts totaled $679 and $21,350 respectively. These accounts will be used to pay certain plan expenses, reduce future employer contributions and, at the discretion of the Plan administrator, be allocated to participants. During the years ended December 31, 2015 and 2014, employer contributions were reduced by $429,119 and $597,115, respectively, from forfeited nonvested accounts. No plan expenses were paid with funds from forfeited nonvested accounts during the years ended December 31, 2015 and 2014.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contribution, employer matching contributions, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. The minimum loan amount is $1,000. A participant can only have one loan currently outstanding from the Plan. The maximum aggregate amount of loans outstanding to any Plan participant is the lesser of $50,000 (reduced by the excess of the highest loan balance outstanding during the 12-month period ending on the date of the loan over the current loan balance outstanding on the date of the loan) or 50% of the vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years for general purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by a portion of the vested balances in the Plan participants’ accounts. The loan interest rate, determined quarterly, is set at 1% above the bank prime rate as reported by the U.S. Federal Reserve. Principal and interest are paid ratably through payroll deductions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the guaranteed income fund is valued based on the Plan’s investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”) which is reported at contract value. Contract value is the value determined by the insurance company in accordance with the terms of the contract.

Fully Benefit–Responsive Investment Contracts — Fully benefit–responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit–responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s guaranteed income fund invests in PRIAC’s general account. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment in investment contracts, which approximates contract value.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date the financial statements are prepared. Actual results could materially differ from those estimates and assumptions.

Risk Management — The Plan utilizes various investment instruments, including mutual funds that invest in the securities of companies located in foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those of securities of comparable U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements and participants’ account balances.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Expenses paid through the Plan expense account are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Investment Income — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses recorded. Interest income is recorded on an accrual basis. Repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. The Plan Sponsor will offset the loan against the vested account balances.

Reclassification — Certain amounts in prior year have been reclassified to conform to the current year’s presentation.

RECENT ACCOUNTING PRONOUCEMENTS

In July 2015, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). This ASU is a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans: Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures, and Part III - Measurement Date Practical Expedient. The ASU (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04. The Plan should apply the new guidance retrospectively to all prior periods for Part I and II. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan is currently evaluating the impact on the Plan’s financial statements.

3.  FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a framework that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements) and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 — Inputs to the valuation methodology that are unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2 — Inputs to the valuation methodology that include:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets, or other;
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3 — Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.
When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques applied maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables categorize the Plan’s investments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2015 and 2014:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2015
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
East West Bancorp, Inc.	$36,517,015	$36,517,015	$—	$—
Total common stock	36,517,015	36,517,015	—	—
Mutual funds
Fixed income - intermediate bond funds	13,467,289	13,467,289	—	—
Balanced - value funds	8,670,484	8,670,484	—	—
Large cap stock - value funds	9,567,070	9,567,070	—	—
Large cap stock - blend funds	21,486,953	21,486,953	—	—
Large cap stock - growth funds	24,049,508	24,049,508	—	—
Mid cap stock - value funds	6,686,771	6,686,771	—	—
Mid cap stock - blend funds	5,859,156	5,859,156	—	—
Mid cap stock - growth funds	6,014,124	6,014,124	—	—
Small cap stock - value funds	1,115,915	1,115,915
Small cap stock - blend funds	4,606,533	4,606,533	—	—
Small cap stock - growth funds	4,323,362	4,323,362	—	—
International stock - growth funds	14,375,238	14,375,238	—	—
Total mutual funds	120,222,403	120,222,403	—	—
Investment contract
Guaranteed income fund	29,905,656	—	—	29,905,656
Total investment contract	29,905,656	—	—	29,905,656
Total investments measured at fair value	$186,645,074	$156,739,418	$—	$29,905,656

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2014
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
East West Bancorp, Inc.	$34,254,465	$34,254,465	$—	$—
Total common stock	34,254,465	34,254,465	—	—
Mutual funds
Fixed income - intermediate bond funds	11,638,398	11,638,398	—	—
Balanced - value funds	8,574,328	8,574,328	—	—
Large cap stock - value funds	8,805,655	8,805,655	—	—
Large cap stock - blend funds	19,356,059	19,356,059	—	—
Large cap stock - growth funds	21,775,423	21,775,423	—	—
Mid cap stock - value funds	6,949,031	6,949,031	—	—
Mid cap stock - blend funds	5,500,755	5,500,755	—	—
Mid cap stock - growth funds	4,634,757	4,634,757	—	—
Small cap stock - blend funds	5,630,600	5,630,600	—	—
Small cap stock - growth funds	3,559,812	3,559,812	—	—
International stock - growth funds	12,602,777	12,602,777	—	—
Total mutual funds	109,027,595	109,027,595	—	—
Investment contract
Guaranteed income fund	24,049,608	—	—	24,049,608
Total investment contract	24,049,608	—	—	24,049,608
Total investments measured at fair value	$167,331,668	$143,282,060	$—	$24,049,608

There were no transfers between levels for the year ended December 31, 2015.

The following table presents the changes in the fair value of Level 3 investments for the year ended December 31, 2015:

Guaranteed
Income Fund
Balance as of December 31, 2014	$24,049,608
Interest income	608,465
Purchases	17,546,015
Sales	(12,298,432)
Balance as of December 31, 2015	$29,905,656

Common Stock

East West Bancorp, Inc. common stock that is held in participant directed brokerage accounts is stated at fair value as quoted on a recognized securities exchange, valued at the last reported sales price on the last business day of the Plan year, and is classified as Level 1 investment.

Mutual Funds

Mutual funds are stated at fair value as quoted on a recognized securities exchange, valued at the last reported sales price on the last business day of the Plan year, and are classified as Level 1 investments.

Guaranteed Income Fund

The Plan invests in a guaranteed income fund offered by the Trustee. The fair value of the Plan’s investment contract has been determined to approximate contract value, as the terms of the contract provides for all distributions at contract value, frequent re-setting of contractual interest rates based upon economic and market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the Plan to transact at contract value and there are no events that allow the issuer to terminate the contract which require the Plan to settle at an amount different than contract value. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings, was 2.20% and 2.40% as of December 31, 2015 and 2014, respectively. The average yield earned, based on the interest rate credited to participants, was 2.20% and 2.40% as of December 31, 2015 and 2014, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include, current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%. The guaranteed income fund is classified as a Level 3 investment given the unobservable inputs used to determine contract value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

4.  INVESTMENTS

The following table presents the Plan’s investments, as of December 31, 2015 and 2014 that represent 5% or more of the Plan’s net assets available for benefits:

	2015	2014
East West Bancorp, Inc.	$36,517,015	$34,254,465
Prudential Guaranteed Income Fund	$29,905,656	$24,049,608
American Funds The Growth Fund of America	$24,049,508	$14,282,547
Vanguard Institutional Index Fund	$16,647,880	$—
American Funds EuroPacific Growth Fund	$14,375,238	$12,602,777
Metropolitan West Total Return Bond Fund	$13,085,357	$11,630,492
MFS Total Return Fund	$8,670,484	$8,574,328
Vanguard 500 Index Fund Admiral	$—	$14,940,867

The following table presents the change in fair value of the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, for the year ended December 31, 2015:

2015
Common stock	$2,574,152
Mutual funds	(823,861)
Total	$1,750,291

5.  PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under Department of Labor regulations as any fiduciary, counsel or employee of the Plan, any party rendering services to the Plan, the employer, and certain others. The Plan holds a guaranteed investment contract managed by a custodian, therefore, this transaction and the Plan’s payment of custodian fees qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. There were no fees paid by the Bank for administrative expenses for the year ended December 31, 2015. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officer or employee received compensation from the Plan.

As of December 31, 2015 and 2014, the Plan held 878,658 and 884,900 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a fair value of $36,517,015 and $34,254,465, respectively. The only common stock held by the Plan is the common stock of East West Bancorp, Inc. This transaction and dividend income from the Plan’s investment in East West Bancorp’s common stock qualify as party-in-interest transactions. During the year ended December 31, 2015, the Plan recorded dividend income from the Plan’s investment in East West Bancorp’s common stock of $726,185.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be notified and all participant accounts will become 100% vested. Participants may direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued an opinion letter dated April 29, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to this opinion letter; however, the Plan Sponsor believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related Trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for Plan years prior to 2012.

8. SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued, and determined that no additional disclosures were required.

SUPPLEMENTAL SCHEDULES

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851            Plan Number: 001
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2015

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
	Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions Pending Correction in VFCP

2012	$12,188	$—	$12,188	$—	$—
2013	$519,405	$—	$519,405	$—	$—

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851            Plan Number: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Prudential Guaranteed Income Fund	Unallocated contract - 1,076,632 shares	**	$29,905,656
	American Funds EuroPacific Growth Fund	Mutual fund - 322,966 shares	**	14,375,238
	American Funds Fundamental Investors	Mutual fund - 95,596 shares	**	4,839,073
	American Funds The Growth Fund of America	Mutual fund - 587,003 shares	**	24,049,508
	American Funds Washington Mutual Investors Fund	Mutual fund - 215,644 shares	**	8,252,677
	DFA U.S. Targeted Value Portfolio Institutional	Mutual fund - 56,502 shares	**	1,115,915
	Dodge and Cox Income Fund	Mutual fund - 28,738 shares	**	381,932
	Franklin Small Cap Growth Fund Advisor	Mutual fund - 237,940 shares	**	4,323,362
	Goldman Sachs Mid Cap Value Fund Institutional	Mutual fund - 201,348 shares	**	6,686,771
	Metropolitan West Total Return Bond Fund	Mutual fund - 1,232,143 shares	**	13,085,357
	MFS Total Return Fund	Mutual fund - 504,391 shares	**	8,670,484
	MFS Value Fund	Mutual fund - 40,085 shares	**	1,314,393
	T. Rowe Price Mid Cap Growth Fund	Mutual fund - 82,026 shares	**	6,014,124
	Vanguard Institutional Index Fund	Mutual fund - 89,207 shares	**	16,647,880
	Vanguard Mid Cap Index Fund Institutional	Mutual fund - 178,361 shares	**	5,859,156
	Vanguard Small Cap Index Fund Admiral	Mutual fund - 86,834 shares	**	4,606,533
*	East West Bancorp, Inc.	Common stock - 878,658 shares	**	36,517,015
	Total investments			186,645,074
*	Loans to participants	Participant loans (maturing 2016 to 2035 with interest rates of 3.25% to 9.25% collateralized by participants’ account balances)	**	2,147,563
	Total assets			$188,792,637

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2016

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By	/s/ IRENE H. OH
Irene H. Oh
Executive Vice President and Chief Financial Officer